FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of February 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Research Update


Acambis announces results from Phase 1 trial of C. difficile vaccine


Cambridge, UK and Cambridge, Massachusetts -15 February 2006 - Acambis plc (Acambis) (LSE: ACM, NASDAQ: ACAM) announces results from a Phase 1 trial of its investigational vaccine against Clostridium difficile (C. difficile) in healthy adults.


C. difficile infection is the leading cause of antibiotic-associated diarrhoea in hospitals. Most C. difficile-associated disease (CDAD) cases involve elderly individuals who become infected in hospitals and long-term care facilities that have become reservoirs of these bacteria.


It is estimated that C. difficile causes at least 350,000 cases in the US alone with annual costs to the healthcare system exceeding $1 billion.(1) Recently, researchers from Canada, the UK and the US have reported markedly increased rates of CDAD and more serious disease. In a recent outbreak in Quebec caused by a new epidemic strain, the mortality attributable to C. difficile was 16.7%.(2)


Acambis' Phase 1 trial evaluated the safety, tolerability and immunogenicity of its C. difficile vaccine when administered at different dose levels. The randomised, double-blind, placebo-controlled study included a total of 50 healthy adult subjects: 37 subjects received Acambis' C. difficile vaccine and a control group of 13 subjects received placebo.


Antibody responses were seen in all subjects who received Acambis' vaccine. Four weeks after the first injection of the highest dose, anti-toxin A and anti-toxin B immunoglobulin G levels were at least 10-fold higher than those reported in another study of patients who had recovered from natural infection with C. difficile and did not suffer recurrent disease.(3) Future efficacy trials will investigate the antibody levels produced by the vaccine that are needed for clinical protection against CDAD.


Vaccination at all dose levels was well tolerated in all subjects. The majority of side effects observed were those typical of vaccines injected intramuscularly. These reactions included mild tenderness, redness and pain at the injection site, and headache. No subjects experienced unexpected or serious vaccine-related adverse events.

Dr Thomas Monath, Chief Scientific Officer of Acambis, commented:

"The need for a vaccine to protect against C. difficile infection has grown with the emergence of a hypertoxic and epidemic C. difficile strain associated with severe disease, which has been reported in North America and the UK. These results are encouraging and show that subjects vaccinated with our C. difficile vaccine developed high levels of antibodies against toxins A and B, the toxins responsible for CDAD."

Today, no vaccine exists to protect individuals against CDAD and Acambis is the only company known to be developing a vaccine against it. Current treatment of CDAD includes the use of an antibiotic, metronidazole or vancomycin, to eradicate the C. difficile bacterium. Approximately 20% of treated patients experience a relapse of CDAD.

As previously announced, a second Phase 1 trial of Acambis' C. difficile vaccine is underway in healthy elderly adults with results expected later this year. Phase 2 proof-of-principle trials are scheduled to commence before the end of the year.

Enquiries:

Acambis:
Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Financial Dynamics:
David Yates/Davina Langdale
Tel: +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor' statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and Form 20-F for the year ended 31 December 2004, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


--------------------------

(1) Kyne et al., Clinical Infectious Diseases 2002; 34:346-353
(2) Pepin et al., Canadian Medical Association Journal 2005; 173:1037-1042
(3) Kyne et al., New England Journal of Medicine 2000; 342:390-397





                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 15 February 2006                    ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.